Exhibit 99.7

MANAGEMENT LOCK-UP AGREEMENT

March 11, 2020

DD3 Acquisition Corp.

c/o DD3 Mex Acquisition Corp

Pedregal 24, 4th Floor

Colonia Molino del Rey, Del. Miguel Hidalgo

11040 Mexico City, Mexico

Betterware de México, S.A. de C.V.

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco

45145. México

Ladies and Gentlemen:

This letter agreement (this “Agreement”) relates to a Combination and Stock Purchase Agreement entered into as of August 2, 2019, as such has been amended from time to time (“Business Combination Agreement”) by and among DD3 Acquisition Corp., S.A. de C.V., a Mexican sociedad anónima de capital variable (previously, DD3 Acquisition Corp., “DD3”), Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Forteza”), Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable, Betterware de México, S.A. de C.V., a Mexican sociedad anónima de capital variable (the “Company”), BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”) and DD3 Mex Acquisition Corp, S.A. de C.V., a Mexican sociedad anónima de capital variable. Capitalized terms used and not otherwise defined herein are defined in the Business Combination Agreement and shall have the meanings given to such terms in the Business Combination Agreement.

1. In order to induce all parties to consummate the transactions contemplated by the Business Combination Agreement, the undersigned hereby agrees that, from the date hereof until the earliest of: (a) twelve months after the Closing Date and (b) the date following the completion of the transactions contemplated by the Business Combination Agreement on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares of the Company, no par value, issued pursuant to the Business Combination Agreement (the “Surviving Company Shares”) for cash, securities or other property (the period between the Closing Date and the earliest of clauses (a) and (b), the “Lock-Up Period”), the undersigned will not: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Surviving Company Shares held by the undersigned, whether received as consideration pursuant to the Business Combination Agreement, upon the exchange of ordinary shares, no par value, of the Company or ordinary shares, no par value, of BLSM or otherwise (such Surviving Company Shares, collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the majority of the Surviving Company Shares owned by Campalier and Forteza, shall continue to be held by the Mexican Security Trustee pursuant to that certain Mexican Guaranty Trust entered into to secure the satisfaction of the obligations agreed upon under the CS Credit Agreement, dated May 10, 2017, as amended and restated from time to time, by and between the Company and MCRF P, S.A. de C.V., S.O.F.O.M. E.N.R. (“CS”) and this Agreement shall not restrict any foreclosure, including for the avoidance of doubt a transfer or sale associated with or executed in connection with such foreclosure, on those Surviving Company Shares indirectly held by CS in accordance with the terms of the Credit Agreement and the Mexican Guaranty Trust.

2. The undersigned hereby authorizes the Company during the Lock-Up Period to cause its transfer agent for the Surviving Company Shares to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, the Lock-Up Shares for which the undersigned is the record holder and, in the case of Lock-Up Shares for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Lock-Up Shares, in each case, following the completion of the transactions contemplated by the Business Combination Agreement, if such transfer would constitute a violation or breach of this Agreement.

3. Notwithstanding the foregoing, the undersigned may sell or otherwise transfer Lock-Up Shares during the undersigned’s lifetime or on death (or, if the undersigned is not a natural person, during its existence):

(i) if the undersigned is not a natural person, to its direct or indirect equity holders or to any of its other affiliates;

(ii) as a bona fide gift or gifts;

(iii) to the immediate family members (including spouses, significant others, lineal descendants, brothers and sisters) of the undersigned;

(iv) to a family trust, foundation or partnership established for the exclusive benefit of the undersigned, its equity holders or any of their respective immediate family members; or

(v) to a charitable foundation controlled by the undersigned, its equityholders or any of their respective immediate family members;

provided, however, that in the case of any sale or transfer pursuant to clauses (i) through (v) above, such sale or transfer shall be conditioned upon entry by such transferees into a written agreement, addressed to the Company, agreeing to be bound by these transfer restrictions and the other terms and conditions of this Agreement.

4. The restrictions set forth in this Agreement shall not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the sale or transfer of Lock-Up Shares; provided, however, that such plan does not provide for the sale or transfer of Lock-Up Shares during the Lock-Up Period.

5. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

6. This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

7. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and its successors and assigns.

8. This Agreement shall be governed by and construed and enforced in accordance with the Federal Laws of Mexico. The parties hereto all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts located in Mexico City, Mexico, irrevocably waiving to any other jurisdiction that may correspond by reason of their current or future domicile.

9. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested) or email transmission to the address or email address (as applicable) set forth below such party’s name on the signature page hereto.

[Signature on the following page]

Very truly yours,

/s/ Luis German Campos Orozco
Luis German Campos Orozco

Address:	Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco
45145. México

Email:	camposlg@better.com.mx

/s/ Andrés Campos Chevallier
Andrés Campos Chevallier

Address:	Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco
45145. México

Email:	acampos@better.com.mx

/s/ José Rodolfo del Monte Ceceña
José Rodolfo del Monte Ceceña

Address:	Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco
45145. México

Email:	jdelmonte@better.com.mx

[Signature Page to Management Lock-Up Agreement]

Accepted and Agreed:

DD3 Acquisition Corp., S.A. De C.V.

By:	/s/ Martín Máximo Werner Wainfeld

Name:	Martín Máximo Werner Wainfeld
Title:	Attorney-in-fact

Address:	Pedregal 24, 4th Floor
Colonia Molino del Rey, Del. Miguel Hidalgo
11040 Mexico City, Mexico

Email:

Betterware de México, S.A. de C.V.

By:	/s/ Luis Germán Campos Orozco

Name:	Luis Germán Campos Orozco
Title:	Attorney-in-fact

Address:	Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco
45145. México

Email:	camposlg@better.com.mx

[Signature Page to Management Lock-Up Agreement]